

June 25, 2010

Shane Evangelist
Chief Executive Officer
U.S. Auto Parts Network, Inc.
17150 South Margay Avenue
Carson, CA 90746

> **Re:** **U.S. Auto Parts Network, Inc.**
> **Form 10-K for Fiscal Year Ended January 2, 2010**
> **Filed March 15, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2010**
> **File No. 001-33264**

Dear Mr. Evangelist:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 2, 2010

Item 1A. Risk Factors, page 4

1. Please delete the fourth and fifth sentences in the first paragraph in which you state that additional risks and uncertainties may also affect your business. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Shane Evangelist
U.S. Auto Parts Network, Inc.
June 25, 2010
Page 2

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20</u>

2. Please include a discussion of the most important matters on which management focuses in evaluating financial condition and operating performance in the introductory section. Such discussion would help provide a context for the discussion and analysis of your financial condition and operating results. Refer to Item 303(a)(3) of Regulation S-K and the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

<u>Results of Operations, page 28</u>

3. Please discuss the percentage of sales fulfilled on a drop-ship and stock-and ship basis for each year, and explain how period to period shifts in the use of these order fulfillment methods impact your results of operations and liquidity.

<u>Liquidity and Capital Resources, page 35</u>

4. Please include a discussion and analysis of operating, investing and financing cash flows for each year presented. In addition, please address material changes in the underlying drivers of cash flows, rather than merely reciting items identified on the statements of cash flows. For example, please explain the reasons for significant changes in operating cash flows related to working capital items, such as inventory and accounts payable and accrued liability balances. Refer to Item 303(a)(1) of Regulation S-K and the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

<u>Exhibits, Financial Statement Schedules, page 40</u>

5. On April 22, 2009 you filed a Form 8-K concerning the settlement of your litigation with Ford Global Technologies, LLC. In connection with that settlement you entered into a distribution agreement with LKQ Corporation; however, it appears that this agreement has not been filed on EDGAR. Please tell us whether this is a material contract required to be filed in accordance with Item 601(b)(10) of Regulation S-K. If so, please confirm that you will file the agreement with your next periodic report.

<u>Consolidated Financial Statements</u>

<u>Consolidated Statements of Operations, page F-3</u>

6. Please present a separate line item for goodwill impairment losses. Refer to ASC 350-20-45-2.

Note 1 - Summary of Significant Accounting Policies and Nature of Operations, page F-6

Inventory, page F-7

7. Please tell us what inventory reserves represent. A reduction in the carrying amount of an inventory item from cost to market value represents a new cost basis for that item. The write-down can be recovered only through sale or disposition of the item and cannot be restored if the market value recovers prior to sale or disposition. Thus, it is unclear what your inventory reserves relate to and why you have utilized a contra-asset account to capture the credit balance. Please explain in detail. Also explain the year over year variance in inventory write-downs/reserves and what the deductions represent.

Revenue Recognition, page F-9

8. Please disclose your revenue recognition policy for sales of online advertising services. Please also clarify whether your policy disclosure with respect to product sales and shipping revenues is applicable to both your online and offline sales channels, and to both drop-ship and stock-and-ship orders.

9. Please tell us the nature and terms of each type of arrangement with third parties through which you conduct your "online marketplace" operations. Please also tell us whether the third parties are considered purchasers and resellers of your products or agents that receive fees or commissions for services provided. If the third parties are considered purchasers and resellers, tell us whether sales are accounted for on a gross or net basis and the reasons there for.   If the third parties are agents please tell us how fees paid to the third parties are determined, how you account for the fees and the basis in GAAP for your accounting.

Note 4 - Goodwill and Intangibles, page F-18

10. We note that in connection with your April 2007 purchase agreement with Access Worldwide, you recognized an amortizing intangible asset associated with the assembled workforce that was acquired. Please tell us the basis in GAAP for your accounting in light of the guidance in ASC 805-20-55-6 which indicates that an assembled workforce shall not be recognized as an intangible asset apart from goodwill.

Note 7. Share-Based Compensation and Stockholders' Equity, page F-20

11. Please disclose the total intrinsic value of options exercised during each period presented for the 2007 Omnibus Plan and the 2007 New Employee Plan. Refer to ASC 718-10-50-2.d.2.

12. Please disclose the weighted average grant date fair value of warrants issued during each period presented. Refer to ASC 718-10-50-2.d.1.

13. Where you disclose the weighted average grant date fair value of options issued during the fifty-two weeks ending January 2, 2010 on pages F-20, F-21 and F-24, please clarify whether this value represents the weighted average grant date fair value of all options issued during this period under all plans. Your current presentation implies that you are disclosing the weighted average grant date fair value of options issued under each plan, yet we note that the weighted average amount is the same in all cases. If the amount disclosed relates to all plans, please tell us why this presentation is appropriate given that the other disclosures required by ASC 718 are provided by plan.

Note 10. Income Taxes, page F-26

14. Reference is made to your disclosure regarding the correction of errors in prior period financial statements related to deferred tax assets in the first quarter of fiscal 2009. Based on your disclosure, we understand you concluded that the errors in prior year financial statements were not material. We also understand that you recorded the cumulative adjustment during the thirteen weeks ended April 4, 2009 based on your interpretation that: "[t]he iron curtain approach assumes that because the prior year financial statements were not materially misstated, correcting any immaterial errors that existed in those statements in the current year is the correct accounting." Please tell us why you believe this is an appropriate interpretation of the guidance in ASC 250-10-S99. If the correction of the errors is material to fiscal year 2009 after considering all relevant quantitative and qualitative factors, we believe prior year financial statements should be corrected even though the errors were previously and continue to be immaterial to the prior year financial statements. In your response, please provide an assessment of materiality for the 2009 fiscal year.

15. Notwithstanding the preceding comment, please tell us more about the original and revised accounting for the permanent differences created by vested non-qualified stock option forfeitures. Tell us how the errors arose and the basis in GAAP for the revised accounting.

16. Please explain to us why you believe your tabular presentation and disclosure of pre-tax income excluding non-recurring events and federal taxable income less the NOL carry-back are permitted by Item 10(e)(1)(ii)(C) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Annual Incentive Bonuses, page 18

17. Please explain in greater detail how you calculated the annual incentive bonus for each executive officer. For example, disclose the target and actual revenue and Adjusted EBITDA amounts and explain how the committee analyzed those measures to calculate the $317,000 in cash and 212,642 shares award for your chief executive officer. Note

that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

<u>Long-Term Equity Compensation, page 19</u>

18. We note your disclosure concerning the performance based options granted to your Chief Executive Officer and Chief Financial Officer. Please describe these grants in greater detail, including a discussion of the performance thresholds.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823, or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, at (202) 551-3342, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director